CORPORATE HEADQUARTERS
4000 Union Pacific Avenue
City of Commerce, CA 90023
Phone: (323) 980-8145
www.99only.com

October 5, 2012

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:                                         Ms. Mara L. Ransom

Re:                               99¢ Only Stores
Registration Statement on Form S-4
File No. 333-182582

Dear Ms. Ransom:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, 99¢ Only Stores, a California corporation (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4, File No. 333-182582 (the “Registration Statement”) so that it may become effective at 12:00 noon Eastern Time on Tuesday, October 9, 2012, or as soon thereafter as practicable.

The Company hereby acknowledges that:

(a)                                  should the United States Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b)                                 the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(c)                                  it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

99¢ ONLY STORES

By:	/s/ Jeff Gold
Name:	Jeff Gold
Title:	President and Chief Accounting Officer